Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

June 20, 2024

Confidential

Ms. Chen Chen

Mr. Chris Dietz

Mr. Matthew Crispino

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knorex Ltd.
Response to the Staff’s comments on the Draft Registration Statement on Form F-1
Submitted on December 18, 2023
CIK No. 0001982960

Dear Ms. Chen, Mr. Dietz, Mr. Crispino, and Mr. Spirgel:

On behalf of our client, Knorex Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 18, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

June 20, 2024

Draft Registration Statement on Form F-1

Conventions That Apply to This Prospectus, page 4

1.	We note from pages 42 and F-7 that the number of ordinary shares to be held by the shareholders of Knorex Pte. Ltd. upon completion of the reorganization is yet to be determined. Please explain your basis for retroactively adjusting the historical capital structure using 0.000000945 ordinary share of the Knorex Ltd. to indicate one outstanding ordinary share of Knorex Pte. Ltd. Explain how you arrived at this amount as it appears that this amount may be arbitrary. Alternatively, please revise throughout your filing to remove such presentation until the actual amounts are known. As part of your response, tell us when the reorganization is expected to be completed.

The Company respectfully submits that the adjustment to its historical capital structure was calculated as follows:

As of December 31, 2023, our Company had in total one ordinary share issued and outstanding. Knorex Pte. Ltd., which is incorporated in Singapore and currently owns all of our operating subsidiaries, had 1,057,919 ordinary shares (which include its preference shares on an as-converted basis) issued and outstanding as of December 31, 2023. Upon completion of our proposed restructuring, our Company’s capital structure is expected to mirror the current capital structure of Knorex Pte. Ltd., which means, at our Company level, one ordinary share pre-restructuring equals 1,057,919 ordinary shares post-restructuring, and consequently one ordinary share post-restructuring equals approximately 0.000000945 ordinary share pre-restructuring. This 0.000000945 ratio is calculated as one divided by 1,057,919. As a result, we retroactively adjusted our Company’s historical capital structure using 0.000000945 ordinary share to indicate one outstanding ordinary share of Knorex Pte. Ltd.

The Company currently expects to complete the reorganization by August 2024.

Prospectus Summary

Our Competitive Strengths, page 5

2.	We note the reference in this section to your “well-established customer base.” Please revise to disclose here your number of customers for all periods presented in your financial statements. Also, disclose for each period the percentage of revenue generated in each of your principal markets--Singapore, the United States, Vietnam, India and Malaysia.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 56 and 58 of the Revised Draft Registration Statement.

Risk Factors, page 13

3.	You disclose elsewhere in the registration statement that for the year ended December 31, 2022, your top five customers accounted for approximately 53.6% of the Company’s total revenues. Tell us what consideration you have given to adding a risk factor addressing the company’s dependence on a limited number of customers. Also, disclose the material terms of your agreements with your top customers and file any contracts that the company is substantially dependent upon.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 13 and 58 of the Revised Draft Registration Statement.

June 20, 2024

Capitalization, page 38

4.	Please revise to present amounts related to your capitalization and indebtedness in accordance with Item 3.B of Form 20-F. In this regard, we note you have included total liabilities instead of indebtedness.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 38 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 48

5.	Please revise to describe the difference between customer and advertiser accounts. Also, tell us how you determine average revenue per customer and how this information is used by management.

In response to the Staff’s comment, the Company has removed the referenced disclosure on page 48 of the Revised Draft Registration Statement as the Company deems it is no longer a meaningful metric.

Liquidity and Capital Resources, page 50

6.	Please revise your narrative disclosures under Operating Activities to refer to “Net cash used in operating activities” instead of “Net cash provided by operating activities” for both periods presented.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 50 of the Revised Draft Registration Statement.

7.	You disclose that your existing cash and cash equivalents, anticipated cash raised from financings, anticipated cash flow from operations and commitment from your existing investors to provide additional funding, together with the net proceeds from this offering, will be sufficient to meet your anticipated cash needs for the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available cash resources. Refer to Item 5.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 50 of the Revised Draft Registration Statement.

Business

Our Suppliers, page 58

8.	We note that for the year ended December 31, 2022, your top five vendors accounted for approximately 72.6% of your total purchases. Please revise to disclose the scope and terms of any material agreements with these vendors and file such agreements as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 58 of the Revised Draft Registration Statement.

The Company respectfully submits that it entered into agreements with these vendors in the ordinary course of its business and does not depend on any of them. As such, the Company respectfully submits that the agreements with these vendors need not be filed as exhibits to the Revised Draft Registration Statement.

June 20, 2024

Principal Shareholders, page 74

9.	Please disclose the natural person(s) that hold voting and/or investment power of the ordinary shares held by Raffles Venture (Direct) Private Limited and Franklin Capital Enterprise Limited. Also, we note your disclosure that you have one U.S. record holder holding your outstanding ordinary shares. Please revise to disclose the number of your outstanding shares held in the U.S. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 74 of the Revised Draft Registration Statement.

Related Party Transactions, page 75

10.	Please file any agreements with TransAccel, LLC as exhibits to your registration statement. Refer to Items 8.a. of Form F-1 and 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has filed its agreements with TransAccel, LLC as Exhibit 10.3 and Exhibit 10.4, respectively, to the Revised Draft Registration Statement.

Lock-Up Agreement, page 84

11.	Please briefly describe the “certain exceptions” to the lock-up agreement applicable to each of your directors, executive officers and holders of 5.0% or more of your outstanding shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 84 of the Revised Draft Registration Statement.

Consolidated Financial Statements of Knorex Ltd

Consolidated Balance Sheets, page F-3

12.	We note from your disclosures on page 41 that, in connection with the reorganization, your authorized share capital will be 100,000,000 ordinary shares with a par value of $0.0005. However, your ordinary shares line item as well as Note 11 appear to indicate that you will have 5,000,000 shares authorized upon the completion of the reorganization. Please revise to resolve this inconsistency. Refer to SAB Topic 4.C.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-22 to reflect the increase in authorized shares capital of the Company to 100,000,000 ordinary shares on February 26, 2024.

Note 2 - Summary of significant accounting policies

Revenue recognition, page F-12

13.	Please revise to disclose the revenue recognized in the reporting period that was included in the deferred revenue balance at the beginning of the period. Refer to ASC 606-10-50-8. Also, revise to disclose the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts as revenue, on a quantitative basis or by using qualitative information. Refer to 606-10-50-13.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-13 of the Revised Draft Registration Statement.

June 20, 2024

Recent accounting pronouncements not yet adopted, page F-15

14.	Please revise to disclose that, as a result of your election to use the extended transition period for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-16 of the Revised Draft Registration Statement.

Note 11 - Shareholder’s equity, page F-21

15.	Please revise to disclose how Knorex SG’s outstanding warrants will be treated in the reorganization.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-22 of the Revised Draft Registration Statement.

Note 14 - Concentration of risks, page F-24

16.	You disclose that the top five customers represented 53.6% and 49.2% of your total revenue for the years ended December 31, 2022 and December 31, 2021, respectively. Please revise to separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280-10-50-42.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-25 of the Revised Draft Registration Statement.

Note 17 - Subsequent events, page F-25

17.	Please revise to disclose the date through which you evaluated subsequent events and whether the date was when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-26 of the Revised Draft Registration Statement.

General

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There are no such written communications that we, or anyone authorized to do so on our behalf, have presented to potential investors.

June 20, 2024

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Khar Heng Choo, Director and Chief Executive Officer, KNOREX LTD.
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC